General Cannabis Corp
6565 E. Evans Avenue
Denver, Colorado 80224
(303) 759-1300

December 20, 2016

VIA EDGAR

Mr. Larry Spirgel

Mr. Courtney Lindsay

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	General Cannabis Corp
Registration Statement on Form S-1
Filed December 5, 2016
File No. 333-214905

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Cannabis Corp (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-214905), to 4:00 p.m., Eastern Time, on December 23, 2016 or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to John Rafferty at our outside counsel, Morrison & Foerster LLP, at 415-268-6897.

Very truly yours,

General Cannabis Corp

By:	/s/ Robert L. Frichtel
Name:	Robert L. Frichtel
Title:	Chief Executive Officer